                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Republic Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $2.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  759929102000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Jacques K. Meguire, Esq.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 24, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759929102000            13D                        PAGE  2 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    George P. Bauer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    315,050
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    315,050
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     315,050
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  3 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harrison I. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    359,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    403,944
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     403,944
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  4 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thomas B. Hunter, III
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  5 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard D. Michaels
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  6 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Adeline S. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    4,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  7 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harold H. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    4,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  8 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Helen H. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE  9 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Lois L. Morrison
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 10 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Margot M. Brinley
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 11 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Amy M. Heinreich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 12 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Heather A. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 13 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jennifer W. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 759929102000            13D                        PAGE 14 OF 22 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robin M. Steans
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 729929102000                                       Page 15 of 22 pages


         This Amendment No. 1 to Schedule 13D amends and restates in full as set forth below Items 2, 3, 5 and 7 of the Schedule 13D as originally filed on October 1, 1999 (the "Original Schedule 13D"). Terms not defined in this Amendment No. 1 shall have the respective meanings given to such terms in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly on behalf of George Bauer ("Mr. Bauer"), Harrison I. Steans ("Mr. Steans"), Thomas B. Hunter, III ("Mr. Hunter"), Richard D. Michaels ("Mr. Michaels"), Adeline S. Morrison ("Mrs. Adeline Morrison"), Harold H. Morrison ("Mr. Harold Morrison"), Helen H. Morrison ("Ms. Helen Morrison"), Lois L. Morrison ("Ms. Lois Morrison"), Margot
M. Brinley ("Ms. Brinley"), Amy M. Heinrich ("Ms. Heinrich"), Heather A. Steans ("Ms. Heather Steans"), Jennifer W. Steans ("Ms. Jennifer Steans") and Robin M. Steans ("Ms. Robin Steans"). In this Schedule 13D, such persons are sometimes referred to collectively as the "Filing Persons" and individually as a "Filing Person". Each of the Filing Persons is a U.S. citizen.

         Mr. Bauer is the President and Chief Executive Officer of the G.P.B. Group, Ltd., a privately-held investment banking and consulting firm. The business address of Mr. Bauer and G.P.B. Group, Ltd. is 128 Dunning Road, New Canaan, Connecticut 06840.

         Mr. Steans is Chairman of the Board of Financial Investments Corporation, a private equity investment firm specializing in real estate and financial services. The business address of Mr. Steans and Financial Investments Corporation is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Mr. Hunter is a retired investor. His address is 911 Woodbine Place, Lake Forest, Illinois 60015.

         Mr. Michaels is President of Financial Investments Corporation. The business address of Mr. Michaels is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Mrs. Adeline Morrison is a retired investor. Her address is 1000 N. Hawthorne Place, Lake Forest, Illinois 60045.

         Mr. Harold Morrison is a retired investor. His address is 1000 N. Hawthorne Place, Lake Forest, Illinois 60045.

         Ms. Helen Morrison is an attorney and partner in the law firm of McDermott, Will & Emery. The business address of Ms. Morrison and McDermott, Will & Emery is 227 W. Monroe Street, Suite 4400, Chicago, Illinois 60606.

         Ms. Lois Morrison is the manager of the Campaign for Sensible Growth with the Metropolitan Planning Council, a 65-year old non-profit firm focused on planning issues in Metropolitan Chicago. The business address of Ms. Morrison and the Metropolitan Planning Council is 25 E. Washington Street, Suite 1600, Chicago, Illinois 60602.

CUSIP No. 729929102000                                       Page 16 of 22 pages


         Ms. Brinley is a counselor with the St. Joseph's Adolescent and Family Services Center ("St. Joseph's"). The business address of Ms. Brinley and St. Joseph's is 325 W. 12th Street, Dallas, Texas 75208.

         Ms. Heinrich is an investor. Her address is 8900 N. Lake Drive, Bayside, Wisconsin 53217.

         Ms. Heather Steans is the economic development coordinator for the Civic Committee. The business address of Ms. Steans and the Civic Committee is 21 S. Clark Street, Suite 3120, Chicago, Illinois 60603.

         Ms. Jennifer Steans is the Executive Vice President of Financial Investments Corporation. The business address of Ms. Steans is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         Ms. Robin Steans is a Trustee of the Steans Family Foundation. The business address of Ms. Steans and the Steans Family Foundation is 405 N. Wabash Avenue, River Plaza 2 East, Chicago, Illinois 60611.

         During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Filing Persons intend to consult with each other from time to time and exchange information concerning the Issuer, their respective investments in Common Stock and their discussion with management, directors and other security holders of the Issuer. Accordingly, the Filing Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Filing Persons expressly disclaim that they have agreed to act as a group.

         Information with respect to each of the Filing Persons is given solely by such Filing Person, and no Filing Person assumes responsibility for the accuracy or completeness of information given by another Filing Person. By their signatures on this Statement (or a related power of attorney), each of the Filing Persons agrees that this Statement is filed on behalf of such Filing Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Information regarding the amount of funds used by each Filing Person to acquire the shares of Common Stock beneficially owned by such filing person is provided in the first table in Item 5 of this Schedule and is incorporated by reference in this Item 3. Unless otherwise indicated in such table, the source of each such amount was personal funds of the Filing Person.

CUSIP No. 729929102000                                       Page 17 of 22 pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         The following table sets forth for each of the Filing Persons (i) the number of shares of Common Stock beneficially owned by such Filing Person as of the close of business on December 10, 1999, (ii) the percentage of the outstanding Common Stock that such number represents, and (iii) the aggregate amount of funds used by such Filing Person to acquire the shares of Common Stock beneficially owned by such Filing Person. All such amounts represented personal funds of the respective Filing Persons.


                                                       Percent of              Amount
        Filing Person                Shares          Outstanding(1)           of Funds
        -------------                ------          --------------           --------
George P. Bauer                     315,050               3.0%              $4,496,401
Thomas B. Hunter, III                 7,000               0.1%                $105,000
Richard D. Michaels                   1,000                 *                  $15,000
Adeline S. Morrison                   4,000                 *                  $59,940
Harold H. Morrison                    4,000                 *                  $59,940
Helen H. Morrison                     2,000                 *                  $29,940
Lois L. Morrison                      1,500                 *                  $22,410
Margot M. Brinley                     1,500                 *                  $22,410
Amy M. Heinrich                       1,500                 *                  $22,410
Harrison I. Steans                  403,944 (2)           3.8%              $6,186,222
Heather A. Steans                     7,000               0.1%                $104,880
Jennifer W. Steans                    7,000               0.1%                $104,880
Robin M. Steans                       7,000               0.1%                $104,880


------------------

*     Less than 0.1%.

(1) The ownership percentages in this Schedule 13D are based upon (i) the 10,533,919 shares of Common Stock that the Issuer reported as outstanding as of October 31, 1999 in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the "SEC") on November 18, 1999 and
     (ii) in the case of Mr. Steans, the 44,444 shares of Common Stock (the "Conversion Shares") issuable upon conversion of the $800,000 aggregate principal amount of the Issuer's Convertible Subordinated Debentures Due 2014 held by Mr. Steans. (As required by the rules of the SEC, the Conversion Shares are considered outstanding for purposes of computing the ownership percentage of Mr. Steans.)

(2) The shares beneficially owned by Mr. Steans include 359,500 shares of Common Stock and 44,444 Conversion Shares.

         The filing of this Schedule 13D shall not be construed as an admission that any Filing Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Filing Person. Each Filing Person expressly disclaims beneficial ownership of any shares of Common Stock other than as attributed to such Filing Person in this
Item 5, including any shares of Common Stock beneficially owned by any other Filing Person or party. Each Filing Person further disclaims the existence of a group. However, if the Filing

CUSIP No. 729929102000                                       Page 18 of 22 pages


Persons were considered to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Filing Person would be considered to be the beneficial owner of an aggregate of 762,494 shares of Common Stock (including the 44,444 Conversion Shares). Such number of shares represents approximately 7.2% of the outstanding Common Stock.

         The following table sets forth the transactions effected by the Filing Persons in the Common Stock during the past 60 days. All such transactions were made on the open market. Prices include commissions, if any.


         Filing Person             Trade Date       Shares Purchased      Price Per Share
         -------------             ----------       ----------------      ---------------
Mr. Steans                         30-Sep-99             22,300                14.50
                                    1-Oct-99                200                14.50
                                   15-Oct-99                700                14.50
                                   17-Nov-99                200                14.50
                                   18-Nov-99              8,000                14.97
                                   19-Nov-99              2,000                14.50
                                   22-Nov-99              4,100                14.50
                                   23-Nov-99              5,100                14.50
                                   24-Nov-99              4,900                14.50

Mr. Bauer                          12-Nov-99             11,500                14.94
                                   22-Nov-99              5,000                15.00
                                    6-Dec-99              3,000                13.69
                                    7-Dec-99              5,100                13.85
                                    8-Dec-99              9,250                13.75
                                   10-Dec-99              1,500                13.39

Mr. Hunter                          5-Nov-99              7,000                15.00

Mr. Michaels                        5-Nov-99              1,000                15.00

Mrs. Adeline Morrison               5-Nov-99              3,000                15.00
                                   12-Nov-99              1,000                14.94

Mr. Harold Morrison                 5-Nov-99              3,000                15.00
                                   12-Nov-99              1,000                14.94

Ms. Helen Morrison                  5-Nov-99              1,000                15.00
                                   12-Nov-99              1,000                14.94

Ms. Lois Morrison                  12-Nov-99              1,500                14.94

Ms. Brinley                        12-Nov-99              1,500                14.94

Ms. Heinrich                       12-Nov-99              1,500                14.94

CUSIP No. 729929102000                                       Page 19 of 22 pages


      Filing Person           Trade Date       Shares Purchased      Price Per Share
      -------------           ----------       ----------------      ---------------
Ms. Heather Steans             5-Nov-99              5,000                15.00
                              12-Nov-99              2,000                14.94

Ms. Jennifer Steans            5-Nov-99              5,000                15.00
                              12-Nov-99              2,000                14.94

Ms. Robin Steans               5-Nov-99              5,000                15.00
                              12-Nov-99              2,000                14.94


         Each of Filing Person has sole voting and dispositive power with respect to the shares of Common Stock owned by him and the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information set forth on the attached Exhibit Index is incorporated by reference.

CUSIP No. 729929102000                                       Page 20 of 22 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 13, 1999



/s/ GEORGE P. BAUER
----------------------------------
Name: George P. Bauer



HARRISON I. STEANS
For himself and as attorney-in-fact for the following persons:

Thomas B. Hunter, III
Richard D. Michaels
Adeline S. Morrison
Harold H. Morrison
Helen H. Morrison
Lois L. Morrison
Margot M. Brinley
Amy M. Heinrich
Heather A. Steans
Jennifer W. Steans
Robin M. Steans




/s/ HARRISON I. STEANS
----------------------------------
Name: Harrison I. Steans

CUSIP No. 729929102000                                       Page 21 of 22 pages


                                  Exhibit Index


Exhibit 99.1 - Power of Attorney